UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: June 29, 2026

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 29, 2026 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on June 26, 2026 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 26, 2026. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2025	At March 31, 2026
Assets:
Cash and deposits with banks	¥76,669,401	¥74,362,135
Call loans and bills bought	5,200,789	7,885,057
Reverse repurchase agreements and cash collateral on securities borrowed	22,076,009	25,468,742
Trading assets	6,176,613	6,890,217
Derivative financial instruments	8,313,016	10,093,100
Financial assets at fair value through profit or loss	2,902,969	2,705,113
Investment securities	33,546,133	33,537,857
Loans and advances	125,190,819	130,516,241
Investments in associates and joint ventures	1,588,820	1,913,920
Property, plant and equipment	1,319,002	1,370,570
Intangible assets	1,091,194	1,242,460
Other assets	7,983,972	13,065,937
Current tax assets	43,157	57,766
Deferred tax assets	63,176	94,526

Total assets	¥292,165,070	¥309,203,641

Liabilities:
Deposits	¥190,022,742	¥201,930,427
Call money and bills sold	4,378,277	3,656,737
Repurchase agreements and cash collateral on securities lent	27,791,101	24,176,556
Trading liabilities	4,838,439	4,130,591
Derivative financial instruments	9,303,258	11,472,444
Financial liabilities designated at fair value through profit or loss	597,846	661,424
Borrowings	12,697,699	10,551,657
Debt securities in issue	14,387,415	16,576,423
Provisions	333,301	355,063
Other liabilities	10,821,441	16,767,384
Current tax liabilities	239,190	338,018
Deferred tax liabilities	265,767	297,923

Total liabilities	275,676,476	290,914,647

Equity:
Capital stock	2,345,961	2,346,888
Capital surplus	663,063	635,731
Retained earnings	7,836,548	8,585,195
Treasury stock	(38,512)	(48,851)

Equity excluding other reserves	10,807,060	11,518,963
Other reserves	3,663,135	4,337,932

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,470,195	15,856,895
Non-controlling interests	150,022	179,253
Equity attributable to other equity instruments holders	1,868,377	2,252,846

Total equity	16,488,594	18,288,994

Total equity and liabilities	¥292,165,070	¥309,203,641

Consolidated Income Statements

	(In millions, except per share data)
	For the fiscal year ended March 31,

	2025	2026

Interest income	¥6,716,741	¥6,928,743

Interest expense	4,202,307	4,096,058

Net interest income	2,514,434	2,832,685

Fee and commission income	1,631,319	1,805,095

Fee and commission expense	314,931	287,328

Net fee and commission income	1,316,388	1,517,767

Net trading loss	(186,688)	(84,067)

Net income from financial assets and liabilities at fair value through profit or loss	43,524	332,654

Net investment income	78,969	20,686

Net losses arising from derecognition of financial assets at amortized cost	(32,179)	(8,884)

Other income	105,717	230,942

Total operating income	3,840,165	4,841,783

Impairment charges on financial assets	411,278	392,157

Net operating income	3,428,887	4,449,626

General and administrative expenses	2,421,732	2,672,149

Other expenses	495,587	354,743

Operating expenses	2,917,319	3,026,892

Share of post-tax profit of associates and joint ventures	142,678	132,296

Profit before tax	654,246	1,555,030

Income tax expense	137,802	360,070

Net profit	¥516,444	¥1,194,960

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥478,132	¥1,137,557

Non-controlling interests	6,676	7,535

Other equity instruments holders	31,636	49,868

Earnings per share(1):

Basic	¥122.40	¥296.05

Diluted	122.36	295.99

Consolidated Statements of Comprehensive Income

	(In millions)
	For the fiscal year ended March 31,

	2025	2026

Net profit	¥516,444	¥1,194,960

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	(37,183)	96,497

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	(137,279)	826,241

Own credit on financial liabilities designated at fair value through profit or loss:

Gains (losses) arising during the period, before tax	9,511	635

Share of other comprehensive income (loss) of associates and joint ventures	(595)	3,216

Income tax relating to items that will not be reclassified	15,442	(289,732)

Total items that will not be reclassified to profit or loss, net of tax	(150,104)	636,857

Items that may be reclassified subsequently to profit or loss:

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	144,649	(72,196)

Reclassification adjustments for (gains) losses included in net profit, before tax	15,186	87,581

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	(32,479)	361,685

Reclassification adjustments for (gains) losses included in net profit, before tax	(640)	39,944

Share of other comprehensive income (loss) of associates and joint ventures	40,492	19,966

Income tax relating to items that may be reclassified	(42,668)	(7,142)

Total items that may be reclassified subsequently to profit or loss, net of tax	124,540	429,838

Other comprehensive income (loss), net of tax	(25,564)	1,066,695

Total comprehensive income	¥490,880	¥2,261,655

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥452,475	¥2,203,762

Non-controlling interests	6,769	8,025

Other equity instruments holders	31,636	49,868

(1)

As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2026

	Total equity	Net profit

IFRS	¥ 18,289.0	¥ 1,195.0

Differences arising from different accounting for:

1. Scope of consolidation	120.5	(8.4)

2. Derivative financial instruments	(154.8)	286.4

3. Investment securities	(625.1)	418.1

4. Loans and advances	629.5	71.7

5. Investments in associates and joint ventures	(147.6)	(80.2)

6. Property, plant and equipment	(1.2)	1.5

7. Lease accounting	7.9	0.4

8. Defined benefit plans	669.2	105.0

9. Deferred tax assets	(152.7)	(35.5)

10. Foreign currency translation	-	55.3

11. Classification of equity and liability	(2,280.5)	(56.2)

Others	(241.4)	(97.0)

Tax effect of the above	(179.7)	(271.3)

Japanese GAAP	¥ 15,933.1	¥ 1,584.8

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 26, 2026 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the Group consolidates an entity when it “controls” the entity. In general, the Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the Group indicates that the entities are controlled by the Group. Therefore, certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under Japanese GAAP, stocks and financial instruments similar to stocks that are not traded in an active market, such as unlisted stocks, are measured at cost if they are classified as available-for-sale, whereas, under IFRS, those are measured at fair values determined by using valuation techniques.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase in credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise, an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL are measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Defined benefit plans (Item 8)

(Calculation of discount rate and net interest)

•

Under Japanese GAAP, the present value of the defined benefit obligation is measured using the market yields of long-term Japanese government bonds as discount rates. Under IFRS, the present value of the defined benefit obligation is measured using discount rates reflecting market yields on high-quality corporate bonds at the end of each reporting period.

•

Under Japanese GAAP, the expected rates of return on plan assets are used to calculate the return on plan assets. Under IFRS, the interest cost and expected return on plan assets are replaced with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset).

(Treatment of actuarial gains and losses)

•

Under Japanese GAAP, actuarial gains and losses are recognized in other comprehensive income and are amortized using the straight-line method. Under IFRS, actuarial gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

(Asset ceiling)

•

Under IFRS, when the net defined benefit asset is in surplus, the recognized asset is limited to the present value of any economic benefits available, whereas there is no such specific requirement under Japanese GAAP.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.